UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

iQIYI, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share
(Title of Class of Securities)

46267X 108**
(CUSIP Number)

Jon Robert Lewis 33/F, Three Pacific Place, 1 Queen's Road East Admiralty, Hong Kong +852 2918 0088
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Market under the symbol “IQ.” Each ADS represents seven Class A Ordinary Shares. No CUSIP has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46267X 108	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON PAGAC IV-1 (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 835,322,180 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 835,322,180 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,322,180 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 835,322,180 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note (as defined below) held by PAGAC IV-1 (Cayman) Limited (assumes full exercise of the Oversubscription Option (as defined below)).
(2)	Percentage calculated based on 2,987,828,077 Class A Ordinary Shares issued and outstanding as of March 10, 2022, as reported in the Schedule 13D/A filed on March 14, 2022 by Baidu (Hong Kong) Limited , and the 835,322,180 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON PAGAC IV-2 (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 835,322,180 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 835,322,180 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,322,180 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 835,322,180 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited (assumes full exercise of the Oversubscription Option). PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited.
(2)	Percentage calculated based on 2,987,828,077 Class A Ordinary Shares issued and outstanding as of March 10, 2022, as reported in the Schedule 13D/A filed on March 14, 2022 by Baidu (Hong Kong) Limited , and the 835,322,180 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON PAG Asia IV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 835,322,180 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 835,322,180 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,322,180 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON PN

(1)	Represents 835,322,180 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited (assumes full exercise of the Oversubscription Option). PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited is controlled by PAG Asia IV LP.
(2)	Percentage calculated based on 2,987,828,077 Class A Ordinary Shares issued and outstanding as of March 10, 2022, as reported in the Schedule 13D/A filed on March 14, 2022 by Baidu (Hong Kong) Limited , and the 835,322,180 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON PAG Asia Capital GP IV Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 835,322,180 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 835,322,180 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,322,180 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 835,322,180 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited (assumes full exercise of the Oversubscription Option). PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited is controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP.
(2)	Percentage calculated based on 2,987,828,077 Class A Ordinary Shares issued and outstanding as of March 10, 2022, as reported in the Schedule 13D/A filed on March 14, 2022 by Baidu (Hong Kong) Limited, and the 835,322,180 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 6 of 13

1	NAME OF REPORTING PERSON PAG Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 835,322,180 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 835,322,180 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,322,180 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 835,322,180 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited (assumes full exercise of the Oversubscription Option). PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited is controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP. PAG Asia Capital GP IV Limited is controlled by PAG Capital Limited.
(2)	Percentage calculated based on 2,987,828,077 Class A Ordinary Shares issued and outstanding as of March 10, 2022, as reported in the Schedule 13D/A filed on March 14, 2022 by Baidu (Hong Kong) Limited, and the 835,322,180 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 7 of 13

1	NAME OF REPORTING PERSON Pacific Alliance Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 835,322,180 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 835,322,180 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,322,180 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 835,322,180 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited (assumes full exercise of the Oversubscription Option). PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited is controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP. PAG Asia Capital GP IV Limited is controlled by PAG Capital Limited which in turn is controlled by Pacific Alliance Group Limited.
(2)	Percentage calculated based on 2,987,828,077 Class A Ordinary Shares issued and outstanding as of March 10, 2022, as reported in the Schedule 13D/A filed on March 14, 2022 by Baidu (Hong Kong) Limited, and the 835,322,180 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 8 of 13

1	NAME OF REPORTING PERSON PAG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 835,322,180 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 835,322,180 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,322,180 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.8% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 835,322,180 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited (assumes full exercise of the Oversubscription Option). PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited is controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP. PAG Asia Capital GP IV Limited is controlled by PAG Capital Limited which in turn is controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited is controlled by PAG.
(2)	Percentage calculated based on 2,987,828,077 Class A Ordinary Shares issued and outstanding as of March 10, 2022, as reported in the Schedule 13D/A filed on March 14, 2022 by Baidu (Hong Kong) Limited, and the 835,322,180 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 9 of 13

Item 1.    Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares (“Class A Ordinary Shares”), par value US$0.00001 per share, of iQIYI, Inc, a Cayman Islands exempted company, whose principal executive offices are located at 3/F, iQIYI Youth Center Yoolee Plaza, No. 21, North Road of Workers’ Stadium, Chaoyang District, Beijing 100027, the People’s Republic of China (the “Issuer”).

The Issuer’s ADSs, each representing seven Class A Ordinary Shares, are quoted on The Nasdaq Global Market under the symbol “IQ”.

Item 2.    Identity and Background

(a) – (c), (f) This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”, and each a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the United States Securities and Exchange Commission (the “SEC”) under Section 13 of the Act:

(1)	PAGAC IV-1 (Cayman) Limited, an exempted company incorporated in the Cayman Islands (“PAG Asia”);
(2)	PAGAC IV-2 (Cayman) Limited, an exempted company incorporated in the Cayman Islands;
(3)	PAG Asia IV LP, an exempted limited partnership established and registered in the Cayman Islands;
(4)	PAG Asia Capital GP IV Limited, an exempted company incorporated in the Cayman Islands;
(5)	PAG Capital Limited, an exempted company incorporated in the Cayman Islands;
(6)	Pacific Alliance Group Limited, an exempted company incorporated in the Cayman Islands; and
(7)	PAG, an exempted company incorporated in the Cayman Islands.

PAG Asia is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited is controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP. PAG Asia Capital GP IV Limited is controlled by PAG Capital Limited which in turn is controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited is controlled by PAG.

The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Each of the Reporting Persons is an investment holding vehicle. The address of the Reporting Persons and their directors and officers is P.O. Box 472, Harbour Place, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106 Cayman Islands.

The name, present principal occupation or employment and citizenship of each of the directors and executive officers of the Reporting Persons as of the date hereof is set forth on Schedule A.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of their directors or officers, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of their directors or officers, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

On December 30, 2022 (the “Closing Date”), through privately negotiated transactions, PAG Asia acquired Convertible Senior Notes due 2028 of the Issuer in the principal amount of US$500 million (the “Convertible Senior Notes”) for a purchase price equal to the principal amount. PAG Asia has the right to subscribe for additional Convertible Senior Note up to US$50 million within two months from the Closing Date. The source of funds for the purchase price is from the general funds available to the Reporting Persons, including through general credit lines and capital contributions from their equityholders and/or affiliates.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 10 of 13

Item 4.    Purpose of Transaction

PAG Asia acquired the Convertible Senior Notes for investment purposes in the belief that the Convertible Senior Notes represent an attractive investment opportunity. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Representatives of the Reporting Persons may have discussions from time to time with the Issuer, other shareholders and third parties relating to the Issuer, strategic alternatives that may be available to the Issuer and the Issuer’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D of the Act. Except as set forth in the immediately following sentence, there can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D. Pursuant to the terms of the Investment Agreement (as defined below), upon the closing of the sale and purchase of the Convertible Senior Notes and satisfaction of certain conditions, PAG Asia is entitled to appoint one member to the board of directors of the Issuer. Accordingly, Mr. Weijian Shan was appointed as a director of the board of the Issuer, with immediate effect on the Closing Date.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the board of directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including acquiring or disposing of securities of the Issuer, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Issuer, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D of the Act.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 11 of 13

Item 5.    Interest in Securities of the Issuer

(a) – (b) The following disclosure is based on 2,987,828,077 Class A Ordinary Shares issued and outstanding as of March 10, 2022, as reported in the Schedule 13D/A filed on March 14, 2022 by Baidu (Hong Kong) Limited, and the 835,322,180 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAG Asia (assumes full exercise of the Oversubscription Option). The Reporting Persons understand that the Issuer’s ordinary shares are divided into Class A Ordinary Shares and Class B ordinary shares, par value $0.00001 per share of the Issuer (the “Class B Ordinary Shares”). Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to ten votes per share. According to the Issuer’s annual report on Form 20-F filed with the SEC on March 28, 2022, the holder of the Issuer’s Class B Ordinary Shares holds approximately 91.4% of the voting power of the Issuer’s outstanding shares as of February 28, 2022. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

			Number of shares as to which such person has:
Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
PAG Asia(1)	835,322,180 Class A Ordinary Shares(2)	21.8% of the Class A Ordinary Shares(3)	835,322,180 Class A Ordinary Shares	0	835,322,180 Class A Ordinary Shares	0
PAGAC IV-2 (Cayman) Limited(1)	835,322,180 Class A Ordinary Shares(2)	21.8% of the Class A Ordinary Shares(3)	835,322,180 Class A Ordinary Shares	0	835,322,180 Class A Ordinary Shares	0
PAG Asia IV LP(1)	835,322,180 Class A Ordinary Shares(2)	21.8% of the Class A Ordinary Shares(3)	835,322,180 Class A Ordinary Shares	0	835,322,180 Class A Ordinary Shares	0
PAG Asia Capital GP IV Limited(1)	835,322,180 Class A Ordinary Shares(2)	21.8% of the Class A Ordinary Shares(3)	835,322,180 Class A Ordinary Shares	0	835,322,180 Class A Ordinary Shares	0
PAG Capital Limited(1)	835,322,180 Class A Ordinary Shares(2)	21.8% of the Class A Ordinary Shares(3)	835,322,180 Class A Ordinary Shares	0	835,322,180 Class A Ordinary Shares	0
Pacific Alliance Group Limited(1)	835,322,180 Class A Ordinary Shares(2)	21.8% of the Class A Ordinary Shares(3)	835,322,180 Class A Ordinary Shares	0	835,322,180 Class A Ordinary Shares	0
PAG(1)	835,322,180 Class A Ordinary Shares(2)	21.8% of the Class A Ordinary Shares(3)	835,322,180 Class A Ordinary Shares	0	835,322,180 Class A Ordinary Shares	0

(1)        PAG Asia is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited is controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP. PAG Asia Capital GP IV Limited is controlled by PAG Capital Limited which in turn is controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited is controlled by PAG. Each of PAGAC IV-2 (Cayman) Limited, PAG Asia IV LP, PAG Asia Capital GP IV Limited, PAG Capital Limited, Pacific Alliance Group Limited and PAG may be deemed to have the sole voting and dispositive powers with respect to the Class A Ordinary Shares beneficially owned by PAG Asia.

(2)        Represents 835,322,180 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAG Asia (assumes full exercise of the Oversubscription Option).

(3)        Percentage calculated based on 2,987,828,077 Class A Ordinary Shares issued and outstanding as of March 10, 2022, as reported in the Schedule 13D/A filed on March 14, 2022 by Baidu (Hong Kong) Limited, and the additional 835,322,180 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAG Asia.

(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in the Class A Ordinary Shares during the 60 days preceding the filing of this Schedule 13D.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not applicable.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 12 of 13

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investment Agreement

PAG Asia, PAG Pegasus Fund LP (“PAG Pegasus”) and the Issuer entered into an Investment Agreement dated as of August 30, 2022 (the “Original Investment Agreement”), pursuant to which the Issuer agreed to issue to PAG Asia and PAG Pegasus the Convertible Senior Notes for a purchase price of US$500 million. The Issuer has granted to PAG Asia and PAG Pegasus an option (the “Oversubscription Option”), exercisable within two months from the Closing Date, to subscribe for an additional amount of up to US$50 million of the Convertible Senior Notes under the same terms and conditions. Pursuant to that certain Deed of Amendment to the Investment Agreement, dated December 30, 2022, among the Issuer, PAG Asia and PAG Pegasus, by way of novation, PAG Pegasus assigned all its rights under the Original Investment Agreement to PAG Asia, and PAG Asia assumed all PAG Pegasus’ obligations under the Original Investment Agreement (the Original Investment Agreement, as amended, the “Investment Agreement”). PAG Asia thereafter invested US$500 million.

Under the Investment Agreement, for so long as PAG Asia and its affiliates collectively beneficially own, on an as-converted basis, not less than 50% of the Convertible Senior Notes, PAG Asia is entitled to appoint a director to the board of directors of the Issuer.

Subject to certain exceptions and conditions, PAG Asia was granted a right to match the terms of bona fide offers from other persons to subscribe for any equity or equity linked securities issued by the Issuer or any of its subsidiaries on a privately placed or negotiated basis during a period of 18 months after the Closing Date (the “Preferred Financing Partnership Period”). The Issuer agrees to pay an arrangement fee of two percent (2%) of the gross amount of any financing raised by the Issuer or its subsidiaries during the Preferred Financing Partnership Period from PAG Asia or its affiliates, or from third parties that are arranged by any of the foregoing persons.

Under the Investment Agreement, PAG Asia was granted certain rights to require the Issuer to register the Class A Ordinary Shares or ADSs acquired or issuable upon conversion of the Convertible Notes with the SEC, subject to certain exceptions and conditions. The Issuer will bear the expenses relating to the registration (subject to certain exceptions), other than underwriting commissions. The registration rights will terminate with respect to a grantee of such rights, among other things, when such grantee becomes eligible to sell such Class A Ordinary Shares or ADSs without volume limitation under Rule 144 under the Securities Act of 1933, as amended.

Convertible Senior Notes

The Convertible Senior Notes have a term of five years and bears interest at a rate of 6.00% per annum. The Convertible Senior Notes may be convertible into the Issuer’s ADS, each currently representing seven Class A Ordinary Shares of the Issuer, at the holder’s option and subject to the terms of the Convertible Senior Notes, at a conversion premium of 20% above the volume weighted average price of the 20 trading days prior to, and including, August 29, 2022. Holders of the Convertible Senior Notes have the right to require the Issuer to repurchase for cash all or part of their Convertible Senior Notes, at a repurchase price equal to 120% of the principal amount of the Convertible Senior Notes on or shortly after the third anniversary of the issuance date. On the maturity date of the Convertible Senior Notes, a premium equal to 30% of the principal amount of the Convertible Senior Notes is payable by the Issuer. Holders also have the right to require the Issuer to repurchase for cash all or part of their Convertible Senior Note in the event of certain fundamental changes.

Item 7.    Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons, dated January 9, 2023

Exhibit 99.2*	Investment Agreement, by and among iQIYI, Inc, PAGAC IV-1 (Cayman) Limited, and PAG Pegasus Fund LP, dated as of August 30, 2022

Exhibit 99.3	Deed of Amendment to the Investment Agreement, by and among iQIYI, Inc, PAGAC IV-1 (Cayman) Limited, and PAG Pegasus Fund LP, dated as of December 30, 2022

Exhibit 99.4	Indenture, between iQIYI, Inc and Citicorp International Limited, dated as of December 30, 2022

*	Certain portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission under a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 13 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2023

PAGAC IV-1 (Cayman) Limited

By:	/s/ Koichi Ito
Name:	PAGAC4 Secretaries Limited, represented by Koichi Ito
Title:	Director

PAGAC IV-2 (Cayman) Limited

By:	/s/ Koichi Ito
Name:	PAGAC4 Secretaries Limited, represented by Koichi Ito
Title:	Director

PAG Asia IV LP

By:	/s/ Jon Robert Lewis
Name:	Jon Robert Lewis
Title:	Director of PAG Asia Capital GP IV Limited, acting as general partner of PAG Asia IV LP

PAG Asia Capital GP IV Limited

By:	/s/ Jon Robert Lewis
Name:	Jon Robert Lewis
Title:	Director

PAG CAPITAL LIMITED

By:	/s/ Jon Robert Lewis
Name:	Pacific Alliance Group Limited, represented by Jon Robert Lewis
Title:	Director

PACIFIC ALLIANCE GROUP LIMITED

By:	/s/ Jon Robert Lewis
Name:	Jon Robert Lewis
Title:	Director

PAG

By:	/s/ Derek Roy Crane
Name:	Derek Roy Crane
Title:	Director

Schedule A

Name	Present Principal Occupation	Citizenship / Place of Organization

PAGAC IV-1 (Cayman) Limited

PAGAC4 Secretaries Limited	Director of PAGAC IV-1 (Cayman) Limited	British Virgin Islands

PAGAC IV-2 (Cayman) Limited

PAGAC4 Secretaries Limited	Director of PAGAC IV-2 (Cayman) Limited	British Virgin Islands

PAG Asia IV LP

PAG Asia Capital GP IV Limited	General partner of PAG Asia IV LP	Cayman Islands

PAG Asia Capital GP IV Limited

Derek Roy Crane	Director of PAG Asia Capital GP IV Limited	British
Jon Robert Lewis	Director of PAG Asia Capital GP IV Limited	United States
Noel Patrick Walsh	Director of PAG Asia Capital GP IV Limited	Irish
David Alan Fowler	Director of PAG Asia Capital GP IV Limited	British

PAG Capital Limited

Pacific Alliance Group Limited	Director of PAG Capital Limited	Cayman Islands
Weijian Shan	Director of PAG Capital Limited	Chinese

Pacific Alliance Group Limited

Jon Robert Lewis	Director of Pacific Alliance Group Limited	United States
Derek Roy Crane	Director of Pacific Alliance Group Limited	British
Christopher Marcus Gradel	Director of Pacific Alliance Group Limited	British

PAG

Derek Roy Crane	Director, Partner, Chief Operating Officer
	and Chief Financial Officer	British
Weijian Shan	Chairman	Chinese
Christopher Marcus Gradel	Director and Chief Executive Officer	British
Jon-Paul Toppino	Director and President	United States